Exhibit (a)(5)

NEWCASTLE INVESTMENT CORP.

Contact:

Lilly H. Donohue

Director of Investor Relations

212-798-6118

Nadean Finke

Investor Relations

212-479-5295

Newcastle Announces Exchange Offer for Its Preferred Stock

New York, NY, February 22, 2010 – Newcastle Investment Corp. (NYSE: NCT) (the “Company” or “Newcastle”) announced today that it has commenced an offer to exchange (the “Exchange Offer”) shares of the Company’s Common Stock and cash for up to (i) 1,725,000 shares of its outstanding 9.75% Series B Cumulative Redeemable Preferred Stock (“Series B Preferred Stock”), (ii) 1,104,000 shares of its outstanding 8.05% Series C Cumulative Redeemable Preferred Stock (“Series C Preferred Stock”), and (iii) 1,380,000 shares of its outstanding 8.375% Series D Cumulative Redeemable Preferred Stock (“Series D Preferred Stock,” and, together with Series B Preferred Stock and Series C Preferred Stock, the “Preferred Stock”) for the total payment amounts set forth in the table below:

	Shares of Common Stock(1)	Cash Purchase Price	Accumulated and Unpaid Dividends(2)	Total Cash Payment
Series B Preferred Stock (NCT.PRB)	2.5 shares	$4.40	$3.42	$7.82
Series C Preferred Stock (NCT.PRC)	2.5 shares	$4.40	$2.82	$7.22
Series D Preferred Stock (NCT.PRD)	2.5 shares	$4.40	$2.94	$7.34

(1)	Pursuant to the terms of the Exchange Offer, in addition to the cash consideration offered as described in the other columns in this table, the Company is offering to exchange 2.5 shares of Common Stock for every one share of Preferred Stock that is tendered.
(2)	The amount of accumulated and unpaid dividends assume an Exchange Offer payment date of March 25, 2010. If the expiration date, and therefore the Exchange Offer payment date, is extended, the amount of accumulated and unpaid dividends for each series of Preferred Stock will be increased accordingly.

The Exchange Offer will expire at midnight, New York City Time, on March 22, 2010, unless extended or terminated by us. If, at the expiration of the Exchange Offer, more than 1,725,000 shares of Series B Preferred Stock, 1,104,000 shares of Series C Preferred Stock or 1,380,000 shares of Series D Preferred Stock, respectively, have been validly tendered and not withdrawn, and all other conditions are satisfied or waived, the Company will purchase 1,725,000 shares of Series B Preferred Stock, 1,104,000 shares of Series C Preferred Stock or 1,380,000 shares of Series D Preferred Stock, as the case may be, on a pro rata basis from all tendering holders of such series, disregarding fractions, according to the number of shares of such series tendered by each holder.

The board of directors of Newcastle has authorized the payment of accumulated and unpaid dividends on the Preferred Stock through the Exchange Offer payment date. This dividend is contingent, and will only be paid if

Newcastle accepts for purchase shares of Preferred Stock in the Exchange Offer. If paid, this dividend will be paid to all holders of Preferred Stock, whether or not they tender their shares in the Exchange Offer. The board of directors of Newcastle has established March 12, 2010 as the date for determination of holders of record who will be entitled to these dividends if they are paid.

In addition, if we accept shares for purchase in the Exchange Offer, we will also set aside a sum sufficient for payment of accumulated and unpaid dividends on the Preferred Stock for the period from the Exchange Offer payment date through April 30, 2010. We intend to authorize payment of these additional dividends at a future date and only with respect to shares of Preferred Stock that remain outstanding after completion of the Exchange Offer. A record date has not yet been established for payment of these additional dividends.

The Exchange Offer is only being made upon the terms and subject to the conditions set forth in the Offer to Exchange dated February 22, 2010 (the “Offer to Exchange”), and the related letters of transmittal, including the condition that at least 1,830,000 shares of Preferred Stock in the aggregate for all three series be validly tendered and not withdrawn prior to the expiration date. The Offer to Exchange and related letters of transmittal contain important information and should be read carefully before making any decision with respect to the Exchange Offer.

Holders who tender their shares of Preferred Stock may withdraw such shares at any time prior to the expiration of the Exchange Offer. In addition, after the expiration of the Exchange Offer, holders may withdraw any shares of Preferred Stock that were tendered but not accepted for purchases within 40 business days after the commencement of the Exchange Offer.

We have retained D.F. King & Co., Inc. to serve as Information Agent in connection with the Exchange Offer. Requests for documents and questions regarding the Exchange Offer may be directed to D.F. King & Co. Inc. at (800) 628-8536.

This release is for informational purposes only and is neither an offer to purchase or a solicitation of an offer to sell any shares of Preferred Stock, nor a recommendation regarding the Exchange Offer. The Exchange Offer is not being made to holders of the Preferred Stock in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. Holders should seek advice from an independent financial advisor as to the suitability of the transaction described in the Offer to Exchange for the individual concerned.

About Newcastle

Newcastle Investment Corp. owns and manages a portfolio of diversified, credit sensitive real estate debt that is primarily financed with match funded debt. Newcastle is organized and conducts its operations to qualify as a real estate investment trust (REIT) for federal income tax purposes. Newcastle is managed by an affiliate of Fortress Investment Group LLC, a global alternative asset manager. For more information regarding Newcastle Investment Corp. or to be added to our e-mail distribution list, please visit www.newcastleinv.com.

Safe Harbor

Certain items in this press release may constitute forward-looking statements including, but not limited to, statements relating to our liquidity, future losses and impairment charges, our ability to acquire assets with attractive returns and the delinquent and loss rates on our subprime portfolios. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, many of which are beyond our control. Newcastle can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Newcastle’s expectations include, but are not limited to, the risk that the conditions to the Exchange Offer are not satisfied or waived by the expiration date, our ability to pay the amounts necessary to consummate the Exchange Offer and the other risks discussed in the Offer to Exchange and our annual and quarterly filings with the Securities Exchange Commission. Accordingly, you should not place undue reliance on any forward-looking statements contained in this press release. For a discussion of some of the risks and important factors that could affect such forward-looking statements, see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the Company’s Annual Report on Form 10-K, which is available on the Company’s website (www.newcastleinv.com). In addition, new risks and uncertainties emerge from time to time, and it is not possible for the Company to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Such forward-looking statements speak only as of the date of this press release. Newcastle expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.